UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

CONVIO, INC.

(Name of Subject Company)

CONVIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W 105 (Common Stock)

(CUSIP Number of Class of Securities)

Gene Austin

President and Chief Executive Officer

11501 Domain Drive, Suite 200

Austin, Texas 78758

(512) 652-2600

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

John J. Gilluly, Esq.

DLA Piper LLP (US)

401 Congress, Suite 2500

Austin, Texas 78701

(512) 457-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2012 (the “Schedule 14D-9”) by Convio, Inc., a Delaware corporation (the “Company” or “Convio”), and amended on January 31, 2012, February 7, 2012, February 17, 2012, March 7, 2012, March 21, 2012, April 4, 2012, April 13, 2012, April 18, 2012, April 26, 2012 and April 27, 2012 relating to the tender offer by Caribou Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share of the Company (“Common Stock”) at a purchase price of $16.00 per share, payable net to seller in cash, without interest (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as it may be amended and/or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on January 25, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2012 (as it may be amended and/or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and/or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 11. This Amendment No. 11 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the final paragraphs under the heading “Extension of the Offer” and as the first paragraphs under the heading “Top-Up Option”:

“On Thursday, May 3, 2012, following the expiration of the offering period at 12:00 midnight, New York City time, on Wednesday, May 2, 2012, Purchaser completed the Offer. Computershare, Inc. indicated that, as of May 2, 2012, a total of 17,250,289 Shares were validly tendered, delivered and not withdrawn in the Offer. Those Shares represent approximately 89.9% of the Shares outstanding as of the expiration of the Offer. As of that time, approximately 1,125,600 additional Shares, or another 5.9%, were tendered pursuant to guaranteed delivery procedures and are subject to delivery of the Shares within three trading days after the date of the guarantee.

The number of Shares validly tendered pursuant to the Offer satisfies the minimum number of Shares required under the Offer. All conditions to the Offer having been met, Purchaser accepted for payment, and promptly made payment to Computershare, Inc. for, all validly tendered Shares that had not been withdrawn.

Purchaser is expected to effect, without a vote or meeting of the Company stockholders, a “short-form” merger under Delaware law as soon as practicable to complete the acquisition of the Company. In order to accomplish this, Purchaser exercised and, if necessary, will close on, the top-up option granted to it under the Merger Agreement that permits it to purchase a limited number of Shares directly from the Company for $16.00 per share. Following the Effective Time, the Company will become a wholly-owned subsidiary of Parent. In the merger, each of the remaining Shares (other than any Shares held by Purchaser or shares in respect of which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive the same $16.00 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes, that was paid in the Offer. Following the merger, the Company’s common stock will cease to be traded on the Nasdaq Global Select Market.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ James R. Offerdahl
Name:	James R. Offerdahl
Title:	Chief Financial Officer

Dated: May 3, 2012